Filed by Washington Group International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. 001-12054
Date: November 13, 2007

Washington Group International

Integrated Engineering, Construction, and Management Solutions

Shareholder Presentation

November 2007

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which are identified by the use of forward-looking terminology such as may, will, could, should, expect, anticipate, intend, plan, estimate, or continue or the negative thereof or other variations thereof. Each forward-looking statement, including, without limitation, any financial guidance, speaks only as of the date on which it is made, and Washington Group undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. The forward-looking statements are necessarily based on assumptions and estimates of management and are inherently subject to various risks and uncertainties. Actual results may vary materially as a result of changes or developments in social, economic, business, market, legal, and regulatory circumstances or conditions, both domestically and globally, as well as due to actions by customers, clients, suppliers, business partners, or government bodies. Performance is subject to numerous factors, including demand for new power generation and for modification of existing power facilities, public sector funding, demand for extractive resources, capital spending plans of customers, and spending levels and priorities of the U.S., state and other governments. Results may also vary as a result of difficulties or delays experienced in the execution of contracts or implementation of strategic initiatives. Results may also be impacted by costs relating to the proposed merger transaction with URS Corporation and the timing of such merger transaction if it is approved by both companies stockholders. For additional risks and uncertainties impacting the forward-looking statements contained in this presentation, please see "Note Regarding Forward-Looking Information" and "Item 1A. Risk Factors" in Washington Group's annual report on Form 10-K for fiscal year 2006.

2

Washington Group International

Highly Complementary Businesses

Washington Group

- Integrated engineering, construction and management services
- Organized into six business units:
  - Power
  - Energy & Environment
  - Infrastructure
  - Defense
  - Industrial/Process
  - Mining
- #1 DOE environmental management firm
- Well-positioned in key growth power and infrastructure markets
- FY2006 revenue of $3.4 billion
- ~25,000 employees

URS

- #1 engineering & design services firm
- Two operating divisions:
  - URS: engineering & design for transportation, environmental, commercial/industrial, facilities, water/wastewater and homeland security markets
  - EG&G: Planning, engineering and services primarily to DOD and DHS
- Top-tier federal contractor
- FY2006 revenue of $4.2 billion
- ~30,400 employees

4

Washington Group International

Merger Creates a Well Diversified "Single-Source" Engineering, Construction and Management Services Company

- Leadership positions in key growth markets
  - Infrastructure and Power
  - Department of Energy and Department of Defense
- Industry leading global scale
  - Combined revenues of $8.9 billion, 55,400 employees and projects in over 60 countries[1]
- Broader service capabilities
  - From front-end engineering to O&M
  - Larger and more complex full-service program management
- Diverse business portfolio provides resilience through industry cycles and mitigates single project risks
- Strong financial position
  - Industry leading revenue and EBITDA
  - Strong backlog and cash flows
- Jointly developed, rapid integration plan
  - Cost synergies of $50mm - $55mm in 2008

[1] *Based on combined 2007 revenues as if the transaction closed 01-Jan-07; $4.0 billion and $4.85 billion of revenues for Washington Group and URS, respectively, based on the most recent guidance (midpoint of the guidance range for Washington Group).*

5

Washington Group International

Pro Forma Company Leapfrogs Into a Leading Position in the E&C Industry

2006A Total Revenues[1] (US$ in mm)
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$20,500
$14,079
$9,616
$7,638
$7,421
$5,049
$5,021
$4,776
$4,240
$4,007
$3,613
$3,495
$3,398
$3,125
$2,970
$2,729
$959
Bechtel
Fluor
KBR
URS + WNG[2]
Jacobs
Kiewit
Emcor
Shaw
URS
CH2M Hill
AECOM
Foster Wheeler
WNG
CB&I
Granite
Parsons
Tetra Tech

Source: Company filings and reports
[1] Revenue reported for public companies as of FY 2006. Private companies' figures are estimated 2006 calendar year figures.
[2] Combined revenue for URS and WNG represents the sum of 2006 revenues. Does not include potential revenue synergies.

6

Washington Group International

Key Amended Merger Terms

Per Share Consideration	◆ $43.80 in cash and 0.90 shares of URS stock ◆ Valued at $97.89 per WNG share based on URS closing price of $60.10 on November 2, 2007, the last trading day prior to announcement (or $97.28 per WNG share as of November 9, 2007) ◆ Implied offer consideration at announcement represents a: — 40% premium to undisturbed May 25, 2007 price of $69.97 — 9% premium over the initial merger consideration of $90.20 on November 2, 2007, based on $43.80 in cash and 0.772 shares of URS stock per WNG share ◆ Shareholders may elect to receive consideration in the form of (1) cash and stock, (2) all stock or (3) all cash, subject to proration ◆ Offer represents URS' "best and final" offer
Overall Consideration	◆ $3.2 billion equity value ◆ Current implied overall consideration mix of approximately 45% cash / 55% stock ◆ Post transaction, WNG stockholders will own approximately 35% of the combined company
Dennis Washington Agreement	◆ Dennis Washington has executed a binding agreement to exercise all of his stock options (approx. 10% of the currently outstanding Washington Group stock) and vote his shares in favor of the amended merger agreement, if necessary, and would elect to receive all cash for his shares
Shareholder Vote	◆ November 15, 2007

7

Washington Group International

Broad Support for the Transaction

- Since the announcement of the amended merger agreement on November 5, 2007, the implied offer consideration has represented an average spread of $0.54[1] and an average premium of 0.6%[1] to the Washington Group share price
  - The consistent trading pattern of the implied offer value being greater than the Washington Group share price is a sign the market believes the transaction should happen and will happen
- Independent Wall Street analysts have stated their support for the strategic rationale for the business combination, as well as their belief that the merger consideration is fair to Washington Group shareholders
  - "…we still think the WNG/URS combination creates a stronger company…." - *Lehman Brothers, October 16, 2007*
  - "We still think that the WNG/URS deal is in the best interest of WNG shareholders…." - *Lehman Brothers, October 16, 2007*
  - "We continue to view the deal as strategically sound from both URS's and WNG's perspectives." - *JPMorgan, October 25, 2007*
  - "…we believe the original offer was a fair price for WNG shareholders and have a positive view on the deal…." - *Morgan Joseph, November 7, 2007*
- Three out of the four most prominent proxy advisory firms have recommended that Washington Group shareholders vote in favor of the proposed transaction

[1] *Based on the daily closing prices for WNG and URS from 05-Nov-2007 through 09-Nov-2007.*

8

Washington Group International

Key Reasons We Disagree with the ISS Report

- ISS inaccurately states that the $100 target price from the Lehman Brothers report dated October 16, 2007 is based on the company "as a standalone entity and does not include any premium for change-in-control at the company."
  - In actuality, the Lehman Brothers report is based on their estimate of the transaction price at which a deal would be completed and IS NOT a standalone WNG target price
    - **"We are raising our price target to $100 from $83, which is based on current WNG/URS deal terms (which price WNG at ~$92 at the current URS price of $62.31) plus a ~9% premium, which we think could be needed to get WNG shareholders to approve the deal."**
    - As of the October 15, 2007 URS stock price of $62.31, a $100 transaction price would have implied an offer of $43.80 in cash and ~0.9 URS shares per WNG share (i.e., the same consideration currently being offered)
- One of ISS' original reasons for recommending that shareholders vote against the transaction was "the fact that the stock price was trading above the offer price."
  - In its updated report, ISS mentions the fact that the stock is trading at a discount to the amended offer consideration but fails to give this point similar prominence as in its initial report in reaching its updated conclusion
- ISS fails to emphasize the new structural benefits available to shareholders through the ability to choose (1) cash and stock, (2) all stock or (3) all cash, subject to proration

9

Washington Group International

Key Reasons We Disagree with the ISS Report (Cont'd)

- In conducting its "Peer Group Performance" analysis, ISS does not mention the fact that Washington Group's exposure to oil and gas (e.g., oil and gas projects represent less than 10% of revenue) is significantly less than that of a number of other industry players (e.g., CB&I, Fluor, Foster Wheeler, Jacobs, KBR, and McDermott)
- Finally, ISS fails to highlight in its report that URS said the amended merger terms represent URS' "best and final" offer
  - ISS also fails to acknowledge the consistent efforts by the Washington Group board of directors, management and advisors to obtain the maximum value for Washington Group shareholders

10

Washington Group International

E&C Exposure to Oil & Gas

Oil & Gas Exposure

90.0 %
80.0 %
70.0 %
60.0 %
50.0 %
40.0 %
30.0 %
20.0 %
10.0 %
– %
Oil & Gas as a % of Revenue
CBI
FWLT
FLR
MDR
JEC
SGR
KBR
WNG
URS
EME
GVA

E&C Oil & Gas vs. WTI Performance

160%
150%
140%
130%
120%
110%
100%
90%
E&C Oil & Gas
$100
$95
$90
$85
$80
$75
$70
$65
$60
WTI (US$/bbl)
25-May
13-Jun
2-Jul
21-Jul
9-Aug
28-Aug
16-Sep
5-Oct
24-Oct
Daily from 25-May-2007 to 09-Nov-2007
E&C Oil & Gas
WTI

Source: Public filings, Wall Street research, Bloomberg and CSI
Note: E&C Oil & Gas composite consists of Chicago Bridge & Iron, Fluor, Foster Wheeler, Jacobs, KBR, McDermott and Shaw Group

11

Washington Group International

Value-Enhancing Merger Structure for Shareholders

- The amended merger terms provide Washington Group shareholders the ability to elect to receive (1) $43.80 in cash and 0.9 URS shares per Washington Group share, (2) all stock or (3) all cash, subject to proration
  - If shareholders elect to receive all stock, they would receive 1.639 URS shares per Washington Group share (subject to proration)[1]
    - This represents an 82% increase in potential stock consideration relative to the cash / stock option of 0.9 URS shares per Washington Group share
  - If shareholders elect to receive all cash, they would be eligible to receive cash consideration of $97.13 (subject to proration)[1]
  - This represents a 29.2x 2007E IBES P/E multiple, a 26.0x 2008E IBES P/E multiple and a 16.5x Transaction Value / LTM EBITDA multiple[2]
- The cash component of the merger consideration limits the potential downside to Washington Group shareholders in volatile markets
  - In the past two weeks, the E&C composite[3] has declined 5%, with Fluor falling 15%

[1] *Source: Bloomberg. Assumes a stockholder meeting date of 12-Nov-2007 and based on the 5-day volume-weighted average price from 05-Nov-2007 through 09-Nov-2007 of $59.2548.*
[2] *Source: Public filings and IBES. Based on a 2007E IBES EPS estimate of $3.33 and a 2008E IBES EPS estimate of $3.74, as of 09-Nov-2007, and a LTM EBITDA of $180 million, as of 28-Sep-2007.*
[3] *E&C composite consists of Chicago Bridge & Iron, EMCOR, Fluor, Foster Wheeler, Granite Construction, Jacobs, McDermott and Shaw Group. Percentage decline for both E&C composite and Fluor based on closing prices from 26-Oct-2007 to 09-Nov-2007.*

12

Washington Group International

Implied Offer P/E Exceeds WNG's Historical P/E

- E&C Composite median FY1 P/E multiple over the last 15 years is 16.8x[1]

30.0 x
25.0 x
20.0 x
15.0 x
10.0 x
FY1 P/E Multiple
29.2 x[2]
24.4 x
21.2 x
Jan-2003
Jul-2003
Jan-2004
Jun-2004
Dec-2004
Jun-2005
Dec-2005
May-2006
Nov-2006
May-2007
Daily from 16-Jan-2003 to 25-May-2007
WNG Historical FY1 P/E Multiple
Implied FY1 P/E Multiple @ Current Implied Offer of $ 97.28[2]
WNG Median FY1 P/E Multiple Since 16-Jan-2003

Source: Bloomberg and FactSet

[1] E&C composite includes CBI, EME, FLR, FWLT, GVA, JEC, MDR, SGR, URS. Multiple represents composite median FY1 P/E multiple since 12-Nov-1992.

[2] Implied FY1 P/E multiple at current implied offer based upon implied offer price as of market close on 09-Nov-2007 and IBES median 2007E EPS estimate of $3.33 as of 09-Nov-2007.

13

Washington Group International

Transaction Multiple Represents Second Highest EBITDA Multiple Paid in the E&C Sector

- As of the announcement date, the Washington Group / URS transaction had a 16.5x transaction value to LTM EBITDA multiple

Number of Transactions
8
7
6
5
4
3
2
1
0
5
2
7
5
0
0
2
4.0x - 6.0x
6.1x - 8.0x
8.1x - 10.0x
10.1x - 12.0x
12.1x - 14.0x
14.1x - 16.0x
16.1x - 18.0x¹
TV / LTM EBITDA

Source: Company reports, public filings, press releases, Wall Street research and Capital IQ
[1] Includes Washington Group / URS transaction at 16.5x TV / LTM EBITDA.

14

Washington Group International

Timing of Stockholder Meetings and Transaction Close

- **WNG has two paths for stockholder approval:**

Vote Now – November 15, 2007

- Receive consideration of $43.80 in cash and 0.9 URS shares quickly as URS and WNG intend to close shortly after the stockholder meetings on November 15th
- Dennis Washington's 3.224 million WNG shares do not vote
- Dennis Washington intends to exercise his options and make cash election
- No financing contingency despite market turmoil

Vote Later – End of December

- Receipt of consideration of $43.80 in cash and 0.9 URS shares delayed until year-end
- Dennis Washington required to vote his 3.224 million WNG shares for the transaction
- Would need to close prior to drop dead date in amended merger agreement (December 27th)
- Market turmoil could impact financing and increase costs although no financing contingency
- Dennis Washington intends to make cash election

WNG STOCKHOLDERS BETTER OFF APPROVING PROPOSED MERGER TODAY THAN WAITING UNTIL THE END OF DECEMBER

15

Washington Group International

Voting Information

- **We urge you to vote "FOR" adoption of the amended merger agreement today.**
- If you have not already done so, please vote your shares by marking, signing, and dating the proxy card and returning it in the envelope provided. You may also vote your shares by telephone or via the Internet by following the instructions provided on your proxy card. Additional information regarding the proposed merger transaction can be found in the joint proxy statement/prospectus dated September 28, 2007 and the supplement to the joint proxy statement/prospectus dated November 5, 2007.
- Stockholders who have questions about the merger or need assistance in submitting their proxies or voting their shares should contact Washington Group's proxy solicitor, MacKenzie Partners, Inc., by calling 800-322-2885 (toll-free) or 212-929-5500 (collect) or via e-mail to proxy@mackenziepartners.com.

16

Washington Group International

Additional Information and Where to Find It

In connection with the proposed transaction, URS and Washington Group International filed a definitive joint proxy statement/prospectus and other materials with the Securities and Exchange Commission (the “SEC”), and URS filed a registration statement on Form S-4. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, the registration statement on Form S-4 and the other materials filed with the SEC as they contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com. URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction are included in definitive joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders,< FONT size=2 face="Times New Roman,Times New Roman,Times,serif"> which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.